Peak Shares to be Listed on OTCQB Exchange in the US

Montreal, Quebec--(Newsfile Corp. - June 14, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that it has begun the process to have its shares listed for trading on the OTCQB stock exchange in the US.

Peak's shares are currently listed on the OTC Market's Pink exchange, which provides some measure of limited and restricted US trading. By upgrading the listing of its shares to the OTCQB, the Company will look to remove those limits and restrictions and gain access to a new pool of prospective US. investors.

Granting of Incentive Stock Options

Pursuant to the Company's stock option plan, Peak has granted a total of 14,110,000 incentive stock options to certain directors, officers and key employees in Canada and China to purchase common shares of the Company at a price of $0.05 per shares. The stock options will vest over a period of two years and will expire in June 2025.

Update on Q1 2020 Financial Statement Filings

The Company also advised that it will now file its first quarter 2020 financial results on June 29, 2020 rather than on June 18, 2020. The revised filing date will be the day prior to the Company's 2020 AGM, during which the results and the impact of the COVID-19 pandemic on the Company's operations in the first quarter will be discussed.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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